UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 6-K
________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of August, 2023
Commission File Number: 001-38262
________________________
LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
________________________
Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Earnings release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 9, 2023	By:	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Report 2Q23 results

Buenos Aires, August 9, 2023 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended June 30, 2023 (our “2Q23 Results”).
2Q23 Key Highlights

▪Net sales revenues decreased by 6.5% YoY to Ps. 50,911 million (US$ 206 million), mainly explained by a top line decrease of the Cement and Railroad segments, partially compensated by the good performance of Concrete and Aggregates.
▪Consolidated Adjusted EBITDA reached Ps. 11,670 million, decreasing 26.1% YoY in adjusted pesos, while in dollars it reached 63 million, flat from 2Q22.
▪The Consolidated Adjusted EBITDA margin stood at 22.9%, contracting 608 basis points YoY from 29.0%.
▪Net Profit of Ps. 2,443 million, showing a reduction of 53.0% versus the same period of the previous year, mainly explained by the decrease in the operating result and a higher financial cost.
▪During the quarter, the Company announced two dividend payment for the total amount of Ps. 35,900 million, Ps. 61.53 per outstanding share (Ps. 307.64 per ADR).
▪The Company issued its Class 2 of domestic bonds in the total principal amount of US$ 71.7 million with maturity in December 2025.
▪Net Debt /LTM Adjusted EBITDA ratio of 0.82x compared with 0.37x in FY22.
The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the second quarter of 2023, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted:“I’m very pleased to present our results for the second quarter, where the cements industry showed its resilience, maintaining solid levels of shipments; in a period of scaling uncertainties driven by the upcoming presidential election coupled by a lower level of activity for the economy.

In the first six months of the year, the industry set a record high, while the second quarter, even showing a slight decrease year on year, still shows solid level of shipments.

On the operational and financial side, Loma keeps on delivering robust results which then imply strong value return for our shareholders. In this sense, this quarter we announced two dividend payments, that adding the one we distributed in January, sums the total amount of approximately 120 million dollars, representing a dividend yield of approximately 16%.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	50,911	54,474	(6.5)%	101,154	103,304	(2.1)%
Gross Profit	12,067	15,292	-21.1%	25,861	31,585	-18.1%
Gross Profit margin	23.7%	28.1%	-448 bps	25.6%	30.6%	-337 bps
Adjusted EBITDA	11,670	15,797	-12.7%	24,834	32,195	-22.9%
Adjusted EBITDA Mg.	22.9%	29.0%	-426 bps	24.6%	31.2%	-287 bps
Net Profit (Loss)	2,443	5,203	n/a	8,889	13,128	n/a
Net Profit (Loss) attributable to owners of the Company	2,544	5,366	n/a	9,070	13,378	n/a
EPS	4.3606	9.1657	n/a	15.5435	21.5878	n/a
Average outstanding shares (*)	583	585	-0.9%	584	586	-1.3%
Net Debt	47,651	657	n/a	47,651	657	n/a
Net Debt /LTM Adjusted EBITDA	0.82x	0.01x	n/a	0.82x	0.01x	n/a
(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended June 30,			Six-months ended June 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	47,913	24,064	99.1%	85,868	42,327	102.9%
Adjusted EBITDA	14,580	7,409	96.8%	26,698	13,752	94.1%
Adjusted EBITDA Mg.	30.4%	30.8%	-36 bps	31.1%	32.5%	-140 bps
Net Profit (Loss)	5,834	6,554	-11.0%	13,237	12,597	5.1%
Net Debt	47,651	657	7148.7%	47,651	657	71.487
Net Debt /LTM Adjusted EBITDA	0.82x	0.01x	81.82x	0.82x	0.01x	81.82x

In million US$	Three-months ended June 30,			Six-months ended June 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Ps./US$, av	232.71	118.03	97.2%	211.91	112.21	88.8%
Ps./US$, eop	256.68	125.22	105.0%	256.68	125.22	105.0%
Net revenue	206	204	1.0%	405	377	7.4%
Adjusted EBITDA	63	63	(0.2)%	126	123	2.8%
Adjusted EBITDA Mg.	30.4%	30.8%	-36 bps	31.1%	32.5%	-140 bps
Net Profit (Loss)	25	56	-54.9%	62	112	-44.4%
Net Debt	186	5	3436.2%	186	5	3436.2%
Net Debt /LTM Adjusted EBITDA	0.82x	0.01x	81.82x	0.82x	0.01x	81.82x

Overview of Operations

Sales Volumes
Table 2: Sales Volumes2

		Three-months ended June 30,			Six-months ended June 30,
		2023	2022	% Chg.	2023	2022	% Chg.
Cement, masonry & lime	MM Tn	1.61	1.67	(3.6)%	3.15	3.15	0.1%
Concrete	MM m3	0.17	0.15	14.8%	0.31	0.26	19.8%
Railroad	MM Tn	1.07	1.18	(9.6)%	2.04	2.23	(8.6)%
Aggregates	MM Tn	0.30	0.32	(8.3)%	0.65	0.57	15.5%
2 Sales volumes include inter-segment sales

Sales volumes of Cement, masonry, and lime during 2Q23 decreased by 3.6% to 1.6 million tons, mainly explained by a contraction in the bagged cement product of a decrease in the demand of the retail sector, partially compensated by a solid growth in the bulk dispatched mode, underpinned by a solid demand of Concrete mainly from private construction and small-scale public works.

Regarding the volume of the Concrete segment, it showed an increase of 14.8% YoY. The volume of concrete continues the upwards trend. The segment remains as one of the pillars of the growth in bulk cement shipments. The Concrete segment growth was mainly supported by demand from the small and medium scale public works such as urban pavement, and the private sector. On the other side, Aggregates segment showed a decrease of 8.3% YoY, mainly due to temporary operational challenges that affected the dispatches.

The volumes of the Railway segment experienced a contraction of 9.6% compared to the same quarter of 2022, primarily due to a decrease in the transported volumes of fracsand and aggregates. As the harvest was affected by the drought, the availability of trucks for freight in other segments increased, impacting the freight market.
Review of Financial Results
Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	50,911	54,474	(6.5)%	101,154	103,304	-2.1%
Cost of sales	(38,844)	(39,181)	(0.9)%	(75,293)	(71,719)	5.0%
Gross profit	12,067	15,292	-21.1%	25,861	31,585	-18.1%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(4,793)	(4,759)	0.7%	(9,323)	(9,379)	-0.6%
Other gains and losses	414	(50)	n/a	288	26	999.2%
Impairment of property, plant and equipment	-	—	n/a	-	—	n/a
Tax on debits and credits to bank accounts	(613)	(550)	11.3%	(1,150)	(1,034)	11.2%
Finance gain (cost), net
Gain on net monetary position	10,146	3,479	191.6%	19,227	4,978	286.2%
Exchange rate differences	(5,185)	(4,231)	22.5%	(9,053)	(5,085)	78.0%
Financial income	941	1,206	-22.0%	2,550	2,000	27.5%
Financial expense	(8,935)	(1,122)	696.7%	(15,782)	(2,002)	688.3%
Profit (Loss) before taxes	4,043	9,265	-56.4%	12,619	21,089	-40.2%
Income tax expense
Current	(1,274)	(64)	1882.1%	(3,177)	(4,850)	-34.5%
Deferred	(326)	(3,998)	(91.8)%	(553)	(3,111)	-82.2%
Net profit (Loss)	2,443	5,203	-53.0%	8,889	13,128	-32.3%

Net Revenues

Net revenue decreased 6.5% to Ps. 50,911 million in 2Q23, from Ps. 54,474 million in the comparable quarter last year, where the good top line performance of Concrete and Aggregates partially offset the decline in Cement and Railroad.

Cement, masonry cement and lime segment was down 12.4% YoY, with volumes contracting 3.6% mainly due to a decline in the bagged cement sales, also affected by softer price dynamics that, even moving with inflation, showed a decrease due to higher monthly inflation figures and the price adjustments timing.

Concrete registered an increase in its topline of 26.6% compared with 2Q22, sustained by a 14.8% increase in volume, coupled with a significant improvement in prices. The Aggregates segment recorded an increase in revenues of 1.8%, supported by a positive price performance that more than compensated the decrease in sales volume of 8.3% YoY.

Railroad revenues decreased 13.4% in 2Q23 compared to the same quarter of 2022, where the transported volume decreased 9.6% in the quarter, affected by the decrease in transported volumes of fracsand and aggregates. The lower volumes of fracsand also affected the average price per ton, as is by far the product with longer average transported distance.
Cost of sales, and Gross profit

Cost of sales decreased 0.9% YoY, reaching Ps. 38,844 million in 2Q23, mainly due to the decrease in sales volumes of the Cement segment and the lower impact of depreciations in the Cement and Railroad segments, partially offset by higher sales volumes in Concrete. Regarding Cement cost of sales, the segment shows a decrease of 3% in per ton basis, was mainly because of lower depreciations and lower incidence of freights and packing and lower electrical energy inputs, partially offset by higher thermal energy and maintenance costs.

Gross Profit registered a decline of 21.1% YoY to Ps. 12,067 million in 2Q23, from Ps. 15,292 million in 2Q22, with a gross profit margin contraction of 437 basis points YoY to 23.7%.
Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 2Q23 remained almost flat, showing a slight increase of 0.7% YoY to Ps. 4,793 million, from Ps. 4,759 million in 2Q22, mainly due to an increase in salaries and marketing expenses, partially compensated with a decrease in freights, taxes and depreciation. As a percentage of sales, SG&A showed an increase against 2Q22 of 68 basis points, reaching 9.4%.
Adjusted EBITDA & Margin
Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Adjusted EBITDA reconciliation:
Net profit (Loss)	2,443	5,203	-53.0%	8,889	13,128	-32.3%
(+) Depreciation and amortization	3,981	5,314	(25.1)%	8,009	9,963	-19.6%
(+) Tax on debits and credits to bank accounts	613	550	11.3%	1,150	1,034	11.2%
(+) Income tax expense	1,600	4,062	-60.6%	3,730	7,961	-53.1%
(+) Financial interest, net	7,265	(679)	n/a	11,324	(1,210)	n/a
(+) Exchange rate differences, net	5,185	4,231	22.5%	9,053	5,085	78.0%
(+) Other financial expenses, net	729	595	22.5%	1,908	1,212	57.4%
(+) Gain on net monetary position	(10,146)	(3,479)	191.6%	(19,227)	(4,978)	286.2%
(+) Share of profit (loss) of associates	-	-	n/a	-	-	n/a
(+) Impairment of property, plant and equipment	-	-	n/a	-	-	n/a
Adjusted EBITDA	11,670	15,797	-26.1%	24,834	32,195	-22.9%
Adjusted EBITDA Margin	22.9%	29.0%	-608 bps	24.6%	31.2%	-661 bps

Adjusted EBITDA decreased 26.1% YoY in the second quarter of 2023 to Ps. 11,670 million from 15,797 million in the same period of the previous year, mainly affected by lower adjusted EBITDA generated by our cement business. The better performance of the Concrete segment compensated the decrease in the EBITDA generation of the other businesses.

Likewise, the Adjusted EBITDA margin contracted 608 basis points to 22.9% compared to 29.0% in 2Q22, mainly due to the compression of the cement margin and the higher incidence in the top line of Concrete and Aggregates, both businesses with lower margins.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment contracted 536 bps to 27.1%, mainly due to lower price performance, where these, even while accompanying inflation, show a decrease due to high monthly inflation figures and the timing of price adjustments. This effect was coupled with lower sales volume, primarily in bagged cement, partially offset by a decrease in sales costs and SG&A.

Concrete Adjusted EBITDA margin expanded 580 bps, and stood at 2.7%, from negative 3.1% in 2Q22, underpinned by good performance in price and volumes, partially offset by the increase in costs, mainly impacted by aggregates and freights.

The Adjusted EBITDA margin of Aggregates contracted to 5.3%, from 9.7% in 2Q22, mainly due to lower volumes product of punctual operational issues that affected the dispatches an better dilution of fixed costs. This effect was partially offset by good price performance.

Finally, the Adjusted EBITDA margin of the Railroad segment contracted 262 bps to 0.8% in the second quarter, from 3.4% in 2Q22, principally affected by top line performance, which was negatively impacted by the mix of transported volumes, where the decrease in fracsand impacted the average transported distance and consequently the average price per transported ton.

Finance Costs-Net
Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Exchange rate differences	(5,185)	(4,231)	22.5%	(9,053)	(5,085)	78.0%
Financial income	941	1,206	-22.0%	2,550	2,000	27.5%
Financial expense	(8,935)	(1,122)	696.7%	(15,782)	(2,002)	688.3%
Gain on net monetary position	10,146	3,479	191.6%	19,227	4,978	286.2%
Total Finance Gain (Cost), Net	(3,033)	(668)	354.2%	(3,056)	(109)	2709.9%

During 2Q23, the Company reported a total net financial cost of Ps. 3.0 billion compared to a total net financial cost of Ps. 0.7 billion in 2Q22, mainly due to the increase of the net financial expense product of the increase of the debt position, coupled with the negative impact of the exchange rate differences. These variations were partially compensated by the positive effect of the net monetary position.

Net Profit and Net Profit Attributable to Owners of the Company

Net Gain of Ps. 2,443 million in 2Q23 compared to a Net Gain of Ps. 5,203 million in the same period of the previous year, where the lower operational result and the higher financial cost was partially compensated by positive income tax effect.

Net Gain Attributable to Owners of the Company stood at Ps. 2,544 million. During the quarter, the Company reported a gain per common share of Ps. 4.3606 and an ADR gain of Ps. 21.8031, compared to earnings per common share of Ps. 9.1657 and earnings per ADR of Ps. 45.8287 in 2Q22.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)

	As of June 30,		As of December, 31
	1905	2022	2022

Total Debt	71,743	29,315	31,297
- Short-Term Debt	22,946	13,743	16,410
- Long-Term Debt	48,797	15,573	14,887
Cash, Cash Equivalents and Investments	(24,093)	(28,658)	(7,400)
Total Net Debt	47,651	657	23,897
Shareholder's Equity	146,447	191,746	174,711
Capitalization	218,191	221,062	206,008
LTM Adjusted EBITDA	57,953	66,217	65,314
Net Debt /LTM Adjusted EBITDA	0.82x	0.01x	0.37x

As of June 30, 2023, total Cash, Cash Equivalents, and Investments were Ps. 24,093 million compared with Ps. 28,658 million as of June 30, 2022. Total debt at the close of the quarter stood at Ps. 71,743 million, composed by Ps. 22,946 million in short-term borrowings, including the current portion of long-term borrowings (or 32% of total borrowings), and Ps. 48,797 million in long-term borrowings (or 68% of total borrowings). In the quarter the company issued a domestic bond in the total principal amount of US$ 71.7 million with maturity in 4Q25.

At the close of the second quarter of 2023, 53% (or Ps. 37,991 million) of Loma Negra’s total debt was denominated in U.S. dollars (and a not material amount in Euros), and 47% (or Ps. 33,752 million) was in Pesos. The average duration of Loma Negra’s total debt was 1.3 years.

As of June 30, 2023, 74.4% of the Company's consolidated loans accrued interest at a variable rate. The debt denominated in dollars with rates based on Libor and SOFR, while the portion in Argentine pesos principally accrued interest based on BADLAR. The remaining 24% accrues interest at a fixed rate in foreign currency.
The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.82x as of June 30, 2023, from 0.37x as of December 31, 2022, as a result of an increase in the debt position.

Cash Flows
Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,		Nine-months ended June 30,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	2,443	5,203	8,889	13,128
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	17,488	11,123	31,939	20,179

Changes in operating assets and liabilities	(8,047)	(13,189)	(23,198)	(23,227)
Net cash generated by operating activities	11,884	3,136	17,631	10,081

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	116	—	240	140
Property, plant and equipment, Intangible Assets, net	(3,145)	(2,369)	(5,329)	(3,964)
Contributions to Trust	(75)	(72)	(193)	(156)
Net cash (used in) investing activities	(3,105)	(2,441)	(5,281)	(3,980)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	18,354	26,669	39,062	21,966
Dividends paid	(23,730)	(12,247)	(29,006)	(12,247)
Share repurchase plan	0	—	—	(1,540)
Net cash generated by (used in) by financing activities	(5,376)	14,421	10,056	8,178

Net increase (decrease) in cash and cash equivalents	3,403	15,117	22,406	14,279
Cash and cash equivalents at the beginning of the year	24,036	8,737	7,400	9,703
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(3,872)	358	(6,420)	(966)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	525	(718)	707	478
Cash and cash equivalents at the end of the period	24,093	23,495	24,093	23,495

In 2Q23, our operating cash generation stood at Ps. 11,884 million, compared to Ps. 3,136 million in the same period of the previous year, where the increase in the net profit adjusted to reconcile to net cash provided by operating activities coupled with a positive effect of the changes in operating assets and liabilities to explain the positive variation against 2Q22.

During 2Q23, the Company used cash in financing activities for Ps. 5,376 million, mainly due to the payment of dividends, partially compensated by the issuance of the Class 2 bond and the net proceeds from borrowings. Regarding cash used in investing activities, the Company used a total of Ps. 3,105 million, mainly due to maintenance capex.

Dividends Distribution

On May 2, 2023, the Board of Directors approved the partial withdraw of the Reserve for Future Dividends in the amount of Ps. 22,200 million and to distribute dividends in kind as follows: 25,590,778,098 National Treasury Bills of the Argentine Republic in Pesos at a discount maturing on July 30, 2023 (“LEDE” S30J3 – ISIN ARARGE520D98), at a ratio of 43.86 Treasury Bills per outstanding share (219.29 Treasury Bills per ADR).

On June 23, 2023, the Board of Directors approved the payment of dividends for a total amount of Ps. 13,700 million, equivalent to Ps. 23.47968399176 per outstanding share (Ps. 117.3984199588 per ADS), through the partially withdraw of funds from the Reserve for Future Dividends. The total amount was distributed in cash in July 2023.

Domestic Bond Issuance

On June 21, 2023, the Company issued its Class 2 of domestic bonds in the total principal amount of US$ 71.7 million. Terms of the issue are as outlined below.

Amount of Issue	US$ 71,723 million
Issue Price	100% of principal amount
Interest rate	6.5% per annum
Interest payments	semiannually
Maturity	Bullet - 30 months

2Q23 Earnings Conference Call

When:	10:00 a.m. U.S. ET (11:00 a.m. BAT), August 10, 2023
Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)
Password:	Loma Negra Call
Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=7hNSKCnv
Replay:	A telephone replay of the conference call will be available until August 17, 2023. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 9070530. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com
Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.
Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.
About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.
Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts
Marcos I. Gradin, Chief Financial Officer and Investor Relations
Diego M. Jalón, Investor Relations Manager
+54-11-4319-3050
investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)

	As of June 30,	As of December 31,
	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	227,976	231,253
Right to use assets	1,411	1,583
Intangible assets	757	708
Investments	15	15
Goodwill	154	154
Inventories	10,146	9,614
Other receivables	1,926	1,689
Total non-current assets	242,385	245,016
Current assets
Inventories	35,051	30,745
Other receivables	4,040	8,815
Trade accounts receivable	13,717	13,747
Investments	493	6,398
Cash and banks	23,599	1,001
Total current assets	76,900	60,707
TOTAL ASSETS	319,286	305,722
SHAREHOLDER'S EQUITY
Capital stock and other capital related accounts	58,897	57,170
Reserves	80,026	114,326
Retained earnings	7,411	2,921
Accumulated other comprehensive income	-	-
Equity attributable to the owners of the Company	146,334	174,417
Non-controlling interests	113	294
TOTAL SHAREHOLDER'S EQUITY	146,447	174,711
LIABILITIES
Non-current liabilities
Borrowings	48,797	14,887
Accounts payables	-	-
Provisions	1,999	1,970
Salaries and social security payables	125	142
Debts for leases	1,016	1,180
Other liabilities	172	247
Deferred tax liabilities	50,232	49,680
Total non-current liabilities	102,342	68,106
Current liabilities
Borrowings	22,946	16,410
Accounts payable	22,787	26,670
Advances from customers	2,284	2,654
Salaries and social security payables	5,202	6,700
Tax liabilities	2,762	4,392
Debts for leases	411	425
Other liabilities	14,104	5,654
Total current liabilities	70,496	62,905
TOTAL LIABILITIES	172,838	131,012
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	319,286	305,722

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,
	2023	2022	% Change	2023	2022	% Change
Net revenue	50,911	54,474	(6.5)%	101,154	103,304	(2.1)%
Cost of sales	(38,844)	(39,181)	(0.9)%	(75,293)	(71,719)	5.0%
Gross Profit	12,067	15,292	-21.1%	25,861	31,585	-18.1%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(4,793)	(4,759)	0.7%	(9,323)	(9,379)	(0.6)%
Other gains and losses	414	(50)	n/a	288	26	999.2%
Impairment of property, plant and equipment	-	—	n/a	-	—	n/a
Tax on debits and credits to bank accounts	(613)	(550)	11.3%	(1,150)	(1,034)	11.2%
Finance gain (cost), net
Gain on net monetary position	10,146	3,479	191.6%	19,227	4,978	286.2%
Exchange rate differences	(5,185)	(4,231)	22.5%	(9,053)	(5,085)	78.0%
Financial income	941	1,206	-22.0%	2,550	2,000	27.5%
Financial expenses	(8,935)	(1,122)	696.7%	(15,782)	(2,002)	688.3%
Profit (loss) before taxes	4,043	9,265	(56.4)%	12,619	21,089	-40.2%
Income tax expense
Current	(1,274)	(64)	1882.1%	(3,177)	(4,850)	-34.5%
Deferred	(326)	(3,998)	(91.8)%	(553)	(3,111)	-82.2%
Net Profit (Loss)	2,443	5,203	(53.0)%	8,889	13,128	(32.3)%
Net Profit (Loss) for the period attributable to:
Owners of the Company	2,544	5,366	(52.6)%	9,070	13,378	(32.2)%
Non-controlling interests	(101)	(163)	(37.9)%	(181)	(250)	(27.7)%
NET PROFIT (LOSS) FOR THE PERIOD	2,443	5,203	(53.0)%	8,889	13,128	(32.3)%
Earnings per share (basic and diluted):	4.3606	9.1657	(52.4000)%	15.5435	21.5878	(28.0000)%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,		Six-months ended June 30,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	2,443	5,203	8,889	13,128
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,600	4,062	3,730	7,961
Depreciation and amortization	3,981	5,314	8,009	9,963
Provisions	622	611	1,187	918
Exchange rate differences	3,237	1,112	5,933	1,446
Interest expense	8,140	(113)	13,338	(287)
Loss on transactions with securities	—	-	—	-
Gain on disposal of property, plant and equipment	(198)	9	(162)	(30)
Impairment of property, plant and equipment	-	—	-	—
Impairment of trust fund	75	57	(165)	137
Share-based payment	30	71	68	71
Changes in operating assets and liabilities
Inventories	(2,527)	(3,661)	(4,839)	(6,601)
Other receivables	1,937	(1,178)	3,768	(1,092)
Trade accounts receivable	(2,777)	(2,550)	(5,850)	(4,344)
Advances from customers	337	331	142	(653)
Accounts payable	6,707	3,610	6,048	2,310
Salaries and social security payables	157	344	689	1,080
Provisions	(70)	(23)	(151)	(123)
Tax liabilities	(591)	1,473	(1,693)	1,777
Other liabilities	337	(292)	670	(280)
Gain on net monetary position	(10,146)	(3,479)	(19,227)	(4,978)
Income tax paid	(1,411)	(7,763)	(2,754)	(10,321)
Net cash generated by (used in) operating activities	11,884	3,136	17,631	10,081

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	116	—	240	140
Proceeds from disposal of Property, plant and equipment	(82)	51	9	55
Payments to acquire Property, plant and equipment	(2,925)	(2,413)	(5,161)	(4,012)
Payments to acquire Intangible Assets	(138)	(7)	(177)	(7)
Acquire investments	0	0	-	—
Proceeds from maturity investments	—	-	—	-
Contributions to Trust	(75)	(72)	(193)	(156)
Net cash generated by (used in) investing activities	(3,105)	(2,441)	(5,281)	(3,980)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	18,390	—	52,559	—
Interest paid	19,179	28,107	21,498	30,352
Dividends paid	(7,434)	(180)	(10,944)	(529)
Loss on transactions with securities	(23,730)	(12,247)	(29,006)	(12,247)
Debts for leases	(105)	(100)	(222)	(170)
Repayment of borrowings	(11,676)	(1,159)	(23,828)	(7,687)
Share repurchase plan	0	—	—	(1,540)
Net cash generated by (used in) financing activities	(5,376)	14,421	10,056	8,178
Net increase (decrease) in cash and cash equivalents	3,403	15,117	22,406	14,279
Cash and cash equivalents at the beginning of the period	24,036	8,737	7,400	9,703
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(3,872)	358	(6,420)	(966)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	525	(718)	707	478

Cash and cash equivalents at the end of the period	24,093	23,495	24,093	23,495

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,				Six-months ended June 30,
	2023	%	2022	%	2023	%	2022	%
Net revenue	47,913	100.0%	24,064	100.0%	85,868	100.0%	42,327	100.0%
Cement, masonry cement and lime	41,458	86.5%	21,203	88.1%	74,602	86.9%	37,383	88.3%
Concrete	5,267	11.0%	1,949	8.1%	8,955	10.4%	3,328	7.9%
Railroad	3,733	7.8%	2,028	8.4%	6,693	7.8%	3,576	8.4%
Aggregates	1,354	2.8%	627	2.6%	2,600	3.0%	1,003	2.4%
Others	274	0.6%	157	0.7%	447	0.5%	308	0.7%
Eliminations	(4,173)	-8.7%	(1,900)	-7.9%	(7,430)	-8.7%	(3,270)	-7.7%
Cost of sales	30,582	100.0%	15,432	100.0%	53,894	100.0%	26,279	100.0%
Cement, masonry cement and lime	25,129	82.2%	12,840	83.2%	44,178	82.0%	21,798	82.9%
Concrete	4,862	15.9%	1,910	12.4%	8,434	15.7%	3,222	12.3%
Railroad	3,362	11.0%	1,952	12.6%	6,189	11.5%	3,430	13.1%
Aggregates	1,220	4.0%	532	3.4%	2,210	4.1%	907	3.5%
Others	182	0.6%	99	0.6%	313	0.6%	192	0.7%
Eliminations	(4,173)	-13.6%	(1,900)	-12.3%	(7,430)	-13.8%	(3,270)	-12.4%
Selling, admin. expenses and other gains & losses	3,670	100.0%	1,944	100.0%	6,992	100.0%	3,611	100.0%
Cement, masonry cement and lime	3,189	86.9%	1,709	87.9%	6,067	86.8%	3,176	87.9%
Concrete	202	5.5%	78	4.0%	349	5.0%	145	4.0%
Railroad	181	4.9%	112	5.8%	395	5.6%	196	5.4%
Aggregates	14	0.4%	6	0.3%	25	0.4%	10	0.3%
Others	84	2.3%	39	2.0%	157	2.2%	84	2.3%
Depreciation and amortization	919	100.0%	722	100.0%	1,716	100.0%	1,316	100.0%
Cement, masonry cement and lime	694	75.5%	547	75.8%	1,359	79.2%	1,001	76.1%
Concrete	25	2.7%	23	3.2%	40	2.4%	34	2.6%
Railroad	143	15.6%	142	19.6%	232	13.5%	263	20.0%
Aggregates	57	6.2%	9	1.2%	82	4.8%	15	1.2%
Others	1	0.1%	1	0.2%	2	0.1%	2	0.2%
Adjusted EBITDA	14,580	100.0%	7,409	100.0%	26,698	100.0%	13,752	100.0%
Cement, masonry cement and lime	13,834	94.9%	7,201	97.2%	25,717	96.3%	13,409	97.5%
Concrete	228	1.6%	(16)	-0.2%	212	0.8%	(5)	—%
Railroad	333	2.3%	106	1.4%	342	1.3%	213	1.5%
Aggregates	176	1.2%	98	1.3%	448	1.7%	101	0.7%
Others	9	0.1%	21	0.3%	(20)	-0.1%	35	0.3%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(2,910)		8,388		(1,864)		18,443
Depreciation and amortization	(3,981)		(5,314)		(8,009)		(9,963)
Tax on debits and credits banks accounts	(613)		(550)		(1,150)		(1,034)
Finance gain (cost), net	(3,033)		(668)		(3,056)		(109)
Income tax	(1,600)		(4,062)		(3,730)		(7,961)
Share of profit of associates	-		-		-		-
Impairment of property, plant and equipment	-		—		-		—
NET PROFIT (LOSS) FOR THE PERIOD	2,443		5,203		8,889		13,128